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                                   AZZORO INC.
                        1802 N. Carson Street, Suite 212
                               Carson City, Nevada
                              United States, 89701


December 16, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:   Kurt K. Murao

Dear Sirs:

Re:      Azzoro, Inc.  - Registration Statement on Form SB-2
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         Amendment No. 3 - File No. 333-118262
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Further to your letter dated November 16, 2005  concerning the  deficiencies  in our registration statement on Form SB-2, we provide the following responses:

Description of Business, page 18
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Geological Assessment Report:  Surprise Lake Property, page 19
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1.       We note that in response to prior  comment 2 in our letter dated August
         29, 2005, you stated in the response letter that you have enclose another copy of the Mr. Ostensoe's geological report. It appears, however, that we are still not able to locate the geological report. Please direct us to its location or provide us with a copy of the geological assessment report. If you elect to furnish another copy of the report, please indicate in the response letter the specific means by which you have furnished the report, e.g. via EDGAR, mail, etc.

         We have enclosed a copy of Mr. Ostensoe's geological report with our couriered copy of our filing.

Results of Operations for Period Ending March 31, 2005, page 22
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2.       As you have included interim financial  statements as of June 30, 2005, please update your disclosure to reflect your results of operations as of June 30, 2005.

         We have updated our disclosure to reflect results of operations as of September 30, 2005.

Financial Statements
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3.       Please  revise  the  documents  to  include  updated interim  financial
         statements as of September 30, 2005 in accordance with Item   310(g) of
         Regulation S-B.

         We have included updated financial statements for the period ended September 30, 2005 with our amended registration statement on Form SB-2.

         Yours truly,

         /s/ Ted Burylo

         Azzoro, Inc.
         Ted Burylo, President